                                               Filed by The J.M. Smucker Company
                                                   Commission File No. 001-05111
                                                                       333-68416
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: The Procter & Gamble Company
                                                   Commission File No. 001-00434

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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                                INVESTORS' BRIEF
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[SMUCKER'S LOGO]             THE J. M. SMUCKER COMPANY               [LOGO]

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COMPANY PROFILE                                                 OCTOBER 2001
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  The J. M. Smucker Company, headquartered in Orrville, Ohio, is the leading marketer of jams, jellies, preserves and other fruit spreads in the U.S. It is also the leader in dessert toppings, natural peanut butter and health and natural foods juice products. The Smucker's brand is widely known and trusted for quality food products.

  In addition to the Smucker's brand, Smucker markets products under numerous other brands including Dickinson's, Mary Ellen, Laura Scudder's, Adams, IXL (Australia), Double Fruit (Canada), The R. W. Knudsen Family, and Santa Cruz Organic. The Company distributes its consumer products through grocery and other retail outlets, foodservice establishments, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio.

  Smucker also produces industrial ingredients such as fruit fillings and toppings for use by other food manufacturers in their products. The Company has international operations in Australia, Canada, Scotland, Mexico, and Brazil and exports product to numerous other areas, including the United Kingdom, Eastern Europe, South and Central America, and Asia. In October 2001, it announced that it reached a definitive agreement with Procter & Gamble to merge the Jif peanut butter and Crisco oils businesses into the Smucker Company in an all-stock transaction.


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CORPORATE INFORMATION
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ADDRESS:                          TIMOTHY P. SMUCKER
1 Strawberry Lane                 Chairman & Co-CEO
Orrville, OH  44667
                                  RICHARD K. SMUCKER
PHONE: (330) 682-3000             President & Co-CEO
FAX:    (330) 684-3370
WEB:   www.smucker.com            VINCENT C. BYRD
                                  VP & General Manager,
INVESTOR RELATIONS CONTACT:       Consumer Market
Debra A. Marthey
Assistant Treasurer               FRED A. DUNCAN
Phone: (330) 684-3385             VP & General Manager,
                                  Industrial Market

                                  STEVEN J. ELLCESSOR
                                  VP-Finance & Administration,
                                  Secretary, & General Counsel

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HIGHLIGHTS OF JIF AND CRISCO TRANSACTION
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- Jif and Crisco brands and the associated assets will be spun off from the existing P&G Company and then immediately merged with The J.M.
  Smucker Company

- P&G shareholders will receive one share of new J.M. Smucker stock for every 50 shares they hold in Procter & Gamble

- Smucker sales are expected to approximately double, to $1.3 billion, with the successful closing of the transaction

- Transaction uses a "Revised Morris Trust" structure

- Expanded Smucker Company will include the Jif and Crisco manufacturing plants in Lexington, KY, and Cincinnati, OH

- This transaction is expected to close during second quarter of calendar 2002, conditioned on the receipt of required shareholder and regulatory approvals

- Actual results may differ materially from expected results because of changes in market conditions, uncertainties relating to necessary approvals including IRS ruling, risks of integration, and other factors

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HISTORY
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  In the early 19th century, John Chapman, or "Johnny Appleseed," wandered the
Ohio countryside, sowing apple seeds and securing a place in American legend. It was from the fruit of Johnny Appleseed's trees that Orrville, Ohio, resident Jerome Monroe Smucker first pressed cider at a mill he opened in 1897. Later, he also prepared apple butter, which he sold from the back of a horse-drawn wagon. Each crock bore a hand-signed seal as his personal guarantee of quality.

  Before long, J. M. Smucker's name became well known in its own right, as residents throughout the region - and eventually the nation - came to associate the Smucker's name with wholesome, high-quality fruit products. Much like Johnny Appleseed's trees, The J. M. Smucker Company has strong roots that have allowed it to grow and prosper over the last 100 years. Today, its products can be found in homes and restaurants throughout the world.

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STRENGTHS/BENEFITS
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-  Accretive to Smucker earnings; provides significant cash flows; requires no debt
- Strengthen Smucker position to acquire other complementary leading food brands
-  The Jif and Crisco brands are a strategic fit

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MARKET FACTS
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                             (as of October 8, 2001)

 Recent Price                     $26.54
 52 Week High                     $29.00
 52 Week Low                      $21.00
 52 Week Return                   8.84%
 Market Capitalization            $632.5 million
 Shares Outstanding               24.4 million
 Fiscal Year End                  April

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                                  STOCK PRICE
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                                    [GRAPH]









                             RESULTS OF OPERATIONS

                 (dollars in millions except per share amounts)


                                               THREE MONTHS
                                               ENDED JULY 31,              YEARS ENDED APRIL 30,
                                           2001             2000         2001        2000     1999
                                           ----             ----         ----        ----     ----

Net Sales                                 $169.8           $166.3       $ 651.2    $ 641.9   $ 612.7

EBITDA                                    $ 22.4           $ 22.4       $  83.7    $  81.9   $  82.4

EBITDA per share                          $ 0.92           $ 0.79       $  3.30    $  2.86   $  2.83

Income before nonrecurring                $ 13.7           $ 15.7       $32,972    $35,983   $37,763

Income per share before nonrecurring      $ 0.35           $ 0.34       $  1.30    $  1.26   $  1.30

Net Income                                $  8.4           $  8.6       $30,667    $26,357   $37,763

EPS                                       $ 0.35           $ 0.30       $  1.21    $  0.92   $  1.30

Wtd. Average Shares (in millions)           24.3             28.2          25.4       28.7      29.1

Dividends                                 $ 0.16           $ 0.16       $  0.64    $  0.61   $  0.57


(Excludes nonrecurring and cumulative effect adjustment)


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INVESTMENT   CONSIDERATIONS
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  -   Consistent management with fourth generation leading the business

  -   Commitment to continually enhancing shareholder value

  - Strong cash flows; solid balance sheet; low debt; consistent dividend payout

  - Strong brands, number one position in fruit spreads, ice cream toppings, natural peanut butter and natural fruit juices categories

  -   Dedication to the highest standards of quality for consumers

  -   Steady sales growth

  - Company selected on Fortune magazine's list of "The 100 Best Companies To Work For" for four consecutive years


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PRINCIPAL  SUBSIDIARIES
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 Smucker Quality Beverages, Inc.
 -  Chico, CA
 Smucker Specialty Foods Company
 -  Ripon, WI
 Henry Jones Foods Pty Ltd
 -  Carlton, Victoria, Australia
 J.M. Smucker (Canada) Inc.
 -  Toronto, Canada

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                      FINANCIAL SUMMARY (PRE-TRANSACTIONS)
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                      NET SALES BY STRATEGIC BUSINESS AREA
                      ------------------------------------

                                  [PIE CHART]



----------------
    FY2001             Foodservice     Consumer
  $651 Million              15%           44%
----------------

              Industrial
                 16%

             International
                 12%
                        Specialty
                          4%    Beverage
                                   9%





                           NET SALES FOR PAST 10 YEARS
                             Compounded Growth Rates

                          5 yr. = 4.4%      10 yr. = 4.2%
     $ IN MILLIONS



                                    [GRAPH]


       1991    1992    1993    1994    1995    1996    1997    1998    1999    2000    2001

       431     459     465     479     512     526    535      575    613      642     651





              NET SALES BY PRODUCT CATEGORY
              -----------------------------

                                  [PIE CHART]

-------------
  FY2001                Toppings/Syrups
$651 Million                    9%
-------------     Peanut Butter              Fruit Spreads
                     7%                      38%

               Beverage
                 10%

            Formulated
               15%

                Portion Control
                    12%              Other
                                       9%

               EARNINGS & CASH FLOW PER SHARE
       (Excludes nonrecurring and cumulative effect adjustment)
                Cash Flow Per Share     Earnings Per Share


                                    [GRAPH]

         $ PER SHARE
         -----------

       1991  1992  1993  1994  1995  1996  1997  1998  1999  2000  2001

       1.47  1.59  1.71  1.61  1.67  1.61  1.81  2.03  2.10  2.17  2.36

       1.07  1.16  1.27  1.10  1.12  1.01  1.06  1.25  1.30  1.26  1.30

  The J. M. Smucker Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Commission. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the Commission because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the Commission free of charge at the website maintained by the Commission at www.sec.gov. In addition, you may obtain documents filed with the Commission by The J. M. Smucker Company free of charge by requesting them in writing from The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at (330) 682-3000.

  The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 10, 2001, which is filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The J.M. Smucker Company will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (the "Commission"). Investors are urged to read the proxy statement-prospectus when it becomes available and any other relevant documents filed with the Commission because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the Commission free of charge at the website maintained by the Commission at www.sec.gov. In addition, you may obtain documents filed with the Commission by The J.M. Smucker Company free of charge by requesting them in writing from The J.M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667,
Attention: Investor Relations, or by telephone at 330-682-3000.

The J.M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J.M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J.M. Smucker Company is contained in The J.M. Smucker Company's proxy statement dated July 10, 2001, which is filed with the Commission. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.